Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2008

On February 12, 2009, the board of directors of Shinhan Financial Group made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2008 as follows:

1. Date and Time: March 17, 2009, 10 A.M., Seoul time.

2. Venue: Auditorium, 20th floor / Shinhan Bank,

120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda

1)	Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2008 (January 1, 2008 ~ December 31, 2008)

2)	Revision of Articles of Incorporation

3) Approval of director remuneration limit
4) Approval of stock option grant to the executives and division heads of Shinhan Financial Group and its Subsidiaries

5)	Appointment of directors (13 directors)

5-1) Non-executive Director Candidate : Baek Soon Lee

5-2) Outside Director Candidate : Boo In Go

5-3) Outside Director Candidate : Young Woo Kim

5-4) Outside Director Candidate : Yo Koo Kim

5-5) Outside Director Candidate : Shee Yul Ryoo

5-6) Outside Director Candidate : Ke Sup Yun

5-7) Outside Director Candidate : Jung Il Lee

5-8) Outside Director Candidate : Sung Bin Chun

5-9) Outside Director Candidate : Kap Young Jeong

5-10) Outside Director Candidate : Haeng Nam Chung

5-11) Outside Director Candidate : Bong Youn Cho

5-12) Outside Director Candidate : Young Seok Choi

5-13) Outside Director Candidate : Philippe Reynieix

6) Appointment of Audit Committee members (4 members)

6-1) Committee Member Candidate : Young Woo Kim

6-2) Committee Member Candidate : Sung Bin Chun

6-3) Committee Member Candidate : Kap Young Jeong

6-4) Committee Member Candidate : Bong Youn Cho

Cash Dividends

On February 12, 2009, the board of directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2008, subject to the shareholders’ approval on March 17, 2009.

Total Dividend Amount

1) Dividend Amount for Common Stock : KRW 0

2) Dividend Amount for Preferred Stock : KRW 244,987 million

3) Total Dividend Amount : KRW 244,987 million

• The dividend must be approved at the annual general shareholders’ meeting scheduled on March 17, 2009.

Appointment of Directors

The following is the list of director candidates. The appointment of directors must be approved by the general shareholders’ meeting.

Candidate Name	Term	New Appointment	Outside Director
Baek Soon Lee	3 yr	O	-
Boo In Go	1 yr	O	O

Young Woo Kim	1 yr	—	O

Yo Koo Kim	1 yr	O	O

Shee Yul Ryoo	1 yr	—	O

Ke Sup Yun	1 yr	O	O

Jung Il Lee	1 yr	O	O

Sung Bin Chun	1 yr	—	O

Kap Young Jeong	1 yr	O	O

Haeng Nam Chung	1 yr	—	O

Bong Youn Cho	1 yr	—	O

Young Seok Choi	1 yr	O	O

Philippe Reynieix	1 yr	—	O

Appointment of Audit Committee Members

Among the nominated outside director candidates Young Woo Kim , Sung Bin Chun , Kap Young Jeong and Bong Youn Cho were recommended as candidates of audit committee members for 2009 through the resolution of the Audit Committee Member Recommendation Committee. The appointment of audit committee members must be approved at the general shareholders’ meeting scheduled on March 17, 2009.

• Profile of Director Candidates

1. Baek Soon Lee
Date of Birth: October 8, 1952
Current Position: Deputy President, Shinhan Financial Group
Education: Duksu Commercial High School
Main Work Experience:
2003 – Head of SME Support Department, Shinhan Bank
2004 – Managing Director, Shinhan Financial Group
2006 – Senior Executive Vice President, Shinhan Bank

2. Boo In Ko (New Candidate)
Date of Birth: December 25, 1941
Current Position: Outside Director, Jeju Bank
Education: BA, Meiji University
Main Work Experience:
1998 –Vice Chairman, Korea Chamber of Commerce and Industry in Japan
1998 – Advisor, The National Unification Advisory Council
2005 – Outside Director, Jeju Bank

3. Young Woo Kim
Date of Birth: May 1, 1952
Current Position:
CEO of Hanil Electronic
CEO of New Hanil Electronic
Education: BA in Political Economy, Waseda University
Main Work Experience:
1990 – CEO, Hanbaek Precision Co.
2007 – CEO of Hanil Electronic, CEO of New Hanil Electronic

4. Yo Koo Kim (New Candidate)
Date of Birth: March 23, 1950
Current Position: Director, Korea Chamber of Commerce and Industry in Aichi Province
Education: BA in Industrial & Systems Engineering, Aoyama Gakuin University
Main Work Experience:
1984 – CEO, Sanyo Bussan Co, Ltd.
2000 – Director, Sanyo Hanbai Co, Ltd.
2007 – Outside Director, Shinhan Bank

5. Shee Yul Ryoo
Date of Birth: September 5, 1938
Current Position: Advisor, Shin & Kim Law Firm
Education: LLB, Seoul National University
Main Work Experience:
1997 – President, Korea First Bank
1999 – Chairman, Korea Federation of Banks
2001 – Steering Committee Member, Korea Center for International Finance (current)

6. Ke Sup Yun (New Candidate)
Date of Birth: May 20, 1945
Current Position: Professor, College of Business Administration, Seoul National University
Education: Ph.D. Graduate School of Seoul National University
Main Work Experience:
1999- Dean, College of Business Administration, Seoul National University
2001- Chairman, Seoul Economist Club (current)

7. Jung Il Lee (New Candidate)
Date of Birth: August 28, 1952
Current Position: CEO, Hirakawa Shoji Co, Ltd.
Education: BA in Political Science & Economics, Meiji University
Main Work Experience:
1990 – CEO, Hirakawa Shoji Co, Ltd

8. Sung Bin Chun
Date of Birth: January 21, 1953
Current Position: Professor, College of Business Administration, Sogang University
Education:
BA in English Literature, Sogang University, Seoul
Ph.D. in Accounting at Berkley University, USA
Main Work Experience:
1999 — Director, Vice President of Korean Accounting Association
2003 – Director, Business Administration Research Center, Sogang University
2004 – Director, Financial Supervisory Commission

9. Kap Young Jeong (New Candidate)
Date of Birth: August 22, 1951
Current Position: Professor, College of Economics, Yonsei University
Education:
BA in Economics, Yonsei University
Ph.D. in Economics, Cornell University
Main Work Experience:
2004 – President, Northeast Economic Association
2006 – Vice President, Yonsei University

10. Haeng Nam Chung
Date of Birth: March 15, 1941
Current Position: Advisor, Korea Chamber of Commerce & Industry in Japan
Education: Tomishima Middle School
Main Work Experience:
2001 – Chairman, ABIC Group (current)
2001 – Director, Asuka Credit Cooperative (current)
2005 – Advisor, Korea Chamber of Commerce & Industry in Japan (current)

11. Bong Youn Cho
Date of Birth: March 9, 1948
Current Position: President for Pan Asia Capital Limited.
Education: BA in Statistics, Korea University, Seoul, Korea
Main Work Experience:
1996 — President, Oriens Capital Limited
1997 — Chairman, Pan Asia Capital Manager Limited, Hong Kong (current)
2001 — President, Pan Asia Capital Limited (current)

12. Young Seok Choi (New Candidate)
Date of Birth: July 2, 1929
Current Position: President, C.Y.S. Ltd. (current)
Education: BA in Commerce, Meiji University, Japan

Main Work Experience:
1993 – Advisor, The National Unification Advisory Council
1995 – Outside Director, Shinhan Bank
2003 – Outside Director, Shinhan Financial Group

13. Philippe Reynieix
Date of Birth: June 24, 1949
Current Position: CEO & GM for Korea, BNP Paribas, Seoul
Education: Master of Business Law (with award), Paris II University
Main Work Experience:
1994 — Regional Head of Corporate Banking for S.E. and India, Paribas, Singapore
1999 — Country Manager, Paribas Singapore
2000 — Chief Operating Officer BNP Paribas, Singapore
2002 — CEO & GM for Korea BNP Paribas, Seoul (current)